March 9, 2005


Mail Stop 0409 and FAX (516) 794-8518

Ms. Patricia Giuliani-Rheaume
Vice President, Chief Financial Officer and Treasurer clickNsettle.com, Inc.
990 Stewart Avenue, Suite 140
Garden City, NY 11530

Re:	clickNsettle.com, Inc.
	Form 10-KSB for the year ended 6/30/2004
	File No. 000-21419

Dear Ms. Patricia Giuliani-Rheaume:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Financial Statements and Notes

Note 14 - Subsequent Event, page F-24
1. The Company states "The Board of Directors is negotiating the terms of an asset purchase agreement with the present Chief Executive
Officer of the Company, whereby he, or companies owned by him, would
assume the assets and liabilities of the ADR business of the
Company
and its future commitments."   Tell us how you considered
paragraphs
30 and 41 to 44 of SFAS 144 in determining whether to categorize the assets of the ADR business as held for sale and whether to classify the sale of this business as discontinued operations. Tell us how you applied this guidance at year-end June 30, 2004 as well as at the quarters ended, September 30, 2004 and December 31, 2004 or revise your financial statements accordingly.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Wilson K. Lee, at (202) 824-5535 or me, at
(202)
942-2814 if you have questions.



						Sincerely,



Kathleen Collins
Accounting Branch Chief
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clickNsettle.com, Inc.
March 9, 2005
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